

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2024

Dennis M. Danzik
Chief Executive Officer
flooidCX Corp.
14747 N Northsight Blvd
Suite 111-218
Scottsdale, AZ 85260

      Re: flooidCX Corp.
           Preliminary Information Statement on Schedule 14C
           Response dated July 25, 2024
           File No. 000-55965

Dear Dennis M. Danzik:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Trade & Services

cc: Richard W. Jones